Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett
Insured Tax-Free Income Fund (the "Fund") was held on November 20, 2011. The holders of shares representing
90% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1.  To elect Trustees.

Dollar Amount of Votes:

Trustee			For		Withheld

Thomas A. Christopher	$217,696,924	$1,410,615
David A. Duffy		$218,034,823	$1,072,716
Diana P. Herrmann	$218,127,202	$   980,338
Anne J. Mills		$217,726,238	$1,381,301
John J. Partridge	$218,034,823	$1,072,716
James R. Ramsey		$217,691,855	$1,415,674
Laureen L. White	$218,104,603	$1,002,925


2. To ratify the selection of Tait, Weller & Baker LLP as the Fund's independent registered public accounting firm.

Dollar Amount of Votes:

For			Against		Abstain
$215,558,492		$991,426	$2,557,621